PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JULY 31, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2009

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	July 31, 2009	January 31, 2009

ASSETS

Current
Cash and cash equivalents	$ 4,433,821	$ 7,027,679
Receivables	91,203	125,448
Prepaid expenses and deposits	51,521	27,908

	4,576,545	7,181,035

Mineral property interests (Note 5)	4,832,500	4,832,500
Deferred exploration costs (Note 6)	19,617,289	17,606,430
Equipment, vehicles and furniture (Note 7)	38,151	27,505
Reclamation deposits	118,600	118,600

Total assets	$ 29,183,085	$ 29,766,070

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 945,276	$ 1,008,933
Amounts owing to related parties (Note 9)	33,772	28,354

	979,048	1,037,287

Shareholders' equity
Capital stock (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
11,400,289 common shares (January 31, 2009 – 11,400,289)	44,258,085	44,258,085
Contributed surplus (Note 8)	4,760,811	4,026,188
Deficit	(20,814,859)	(19,555,490)

	28,204,037	28,728,783

Total liabilities and shareholders’ equity	$ 29,183,085	$ 29,766,070

Nature and continuance of operations (Note 1)

Contingency (Note 14)

Subsequent events (Note 15)

On behalf of the Board:

“William Deeks”	“Gregory Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three Month Period Ended July 31, 2009	Three Month Period Ended July 31, 2008	Six Month Period Ended July 31, 2009	Six Month Period Ended July 31, 2008

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 3,766	$ 2,887	$ 5,799	$ 5,485
Consulting fees	-	328	1,012	1,928
Directors fees	4,000	5,500	8,000	9,000
Filing and transfer agent fees	13,041	20,388	62,709	69,956
Foreign exchange (gain)loss	1,146	(29,841)	161	(58,951)
Interest income	(3,934)	(43,582)	(13,036)	(89,394)
Investor relations fees	67,050	63,129	137,349	126,222
Office and miscellaneous	20,811	27,086	48,017	48,643
Office rent	21,847	18,608	40,745	36,616
Professional fees (Note 9)	20,715	36,080	64,046	58,012
Shareholder information and promotion	67,994	17,915	124,869	77,701
Stock-based compensation (Note 8)	290,213	533,219	734,623	862,810
Telephone	4,087	4,170	8,538	9,172
Travel	15,884	20,537	29,213	50,597
Wages and benefits	7,324	3,405	7,324	3,576

Loss before other items	(533,944)	(679,829)	(1,259,369)	(1,211,373)

Loss for the period	$ (533,944)	$ (679,829)	$ (1,259,369)	$ (1,211,373)

Basic and diluted loss per common share	$ (0.05)	$ (0.06)	$ (0.11)	$ (0.11)

Weighted average number of common shares outstanding	11,400,289	11,065,874	11,400,289	10,659,884

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three Month Period Ended July 31, 2009	Three Month Period Ended July 31, 2008	Six Month Period Ended July 31, 2009	Six Month Period Ended July 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (533,944)	$ (679,829)	$ (1,259,369)	$ (1,211,373)
Items not affecting cash:
Amortization	3,766	2,887	5,799	5,485
Stock-based compensation	290,213	533,219	734,623	862,810

Changes in non-cash working capital items:
(Increase) decrease in receivables	16,971	261	34,245	(27,679)
(Increase) decrease in prepaids and deposits	16,991	12,443	(23,613)	(20,318)
Increase (decrease) in accounts payable and accrued liabilities	2,954	(18,420)	(50,275)	2,897
Increase (decrease) in amounts owing to related parties	5,740	147	2,145	(894)

Net cash used in operating activities	(197,309)	(149,292)	(556,445)	(389,072)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	-	1,335,999	-	4,927,712
Share subscriptions received in advance	-	1,455,000	-	1,455,000

Net cash provided by financing activities	-	2,790,999	-	6,382,712

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(588,499)	(825,448)	(2,020,375)	(1,283,991)
Purchase of equipment, vehicles or furniture	(15,408)	(2,568)	(17,038)	(4,374)

Net cash used in investing activities	(603,907)	(828,016)	(2,037,413)	(1,288,365)

Change in cash and cash equivalents during the period	(801,216)	1,813,691	(2,593,858)	4,705,275

Cash and cash equivalents, beginning of period	5,235,037	8,391,880	7,027,679	5,500,296

Cash and cash equivalents, end of period	$ 4,433,821	$ 10,205,571	$ 4,433,821	$ 10,205,571

Supplemental disclosure with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	July 31, 2009	January 31, 2009

Working capital	$ 3,597,497	$ 6,143,748
Deficit	(20,814,859)	(19,555,490)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

(a)  Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, the recoverability of mineral properties, and the provision for the asset retirement obligation.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(a)  Use of estimates (cont'd…)

The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by the Company may differ materially and adversely from the Company’s estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(b)  Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of operations.

(c)  Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at July 31, 2009 and 2008.

(e)  Mineral property interests and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(f)  Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

(g)  Equipment, vehicles and furniture

Property and equipment are recorded at cost.  The Company provides for amortization annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(h)  Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  The weighted average number of common shares outstanding for the period ended July 31, 2009 do not include the nil (2008 – nil) warrants outstanding and the 2,255,357 (2008 – 2,080,357) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(j)  Future income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(k)  Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the period ended July 31, 2009 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

3.

FINANCIAL INSTRUMENTS

Financial instruments - Recognition and Measurement - Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

(a)  Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values.  Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

(b)  Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.  Currently, the company has no held-to-maturity financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

3.

FINANCIAL INSTRUMENTS (cont'd…)

(c)  Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables and deposits, which are accordingly measured at amortized cost.  Due to their short-term natures, the fair values of receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

(d)  Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

The company has classified reclamation deposits as available-for-sale, which are accordingly carried at their fair values.  Available-for-sale assets are not subject to significant credit, foreign exchange or interest rate risk

(e) Other financial liabilities

Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The company has classified accounts payable and accrued liabilities as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

Risk management

Because the financial instruments are not subject to significant credit, foreign exchange or interest rate risk, the company has not adopted risk management policies.

4.

CHANGES IN ACCOUNTING POLICY

During the year ended January 31, 2009, the Company adopted the following new or revised Canadian accounting standards.  Prior periods have not been restated.  The adoption of these policies had no impact on the opening deficit.

(a) Capital disclosures

Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

4.

CHANGE IN ACCOUNTING POLICY (cont'd…)

(b) Financial instrument

Sections 3862 Financial Instruments - Disclosure and Section 3863 Financial Instruments - Presentation”.  These new sections revise and enhance disclosure requirements and carrying forward unchanged presentation requirements.  Increased emphasis is placed on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(c) Financial instrument - reclassification of financial assets

In October 2008, the AcSB issued amendments to its standards dealing with reclassification of financial assets in response to similar amendments made by the International Accounting Standards Board in the context of the current financial market turmoil.  The amendments allow reclassification of financial assets out of the held-for-trading category (measured at fair value with gains and losses recognized immediately in net income) into the available-for-sale or held-to-maturity categories, in "rare circumstances."  The latter two categories are subject to impairment testing, but income statement charges for impairment are recognized when impairment is considered "other than temporary."  The financial assets that can be reclassified exclude derivatives and financial assets an entity has elected to include in the held-for-trading category.  Assets qualifying for reclassification are mainly debt and equity investments that were originally classified as held for trading because they were acquired for the purpose of near-term sale.  The amendments apply to reclassifications made on or after July 1, 2008.  The Company did not reclassify any financial assets in 2009.

(d) Going Concern

In June 2007, the CICA approved amendments to Handbook Section 1400 “General Standards for Financial Statement Presentation”.  The standard outlines specific requirements for assessing and disclosing an entity’s ability to continue as a going concern.  Although the revised standard is not expected to impact the Company’s net earnings or financial position, there may be different and additional disclosure surrounding the Company’s going concern disclosure.

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	July 31, 2009	January 31, 2009

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

5.

MINERAL PROPERTY INTERESTS (cont'd…)

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which has been settled (Note 14).

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

5.

MINERAL PROPERTY INTERESTS (cont'd…)

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

6.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	Three Month Period Ended July 31, 2009	Three Month Period Ended July 31, 2008	Six Month Period Ended July 31, 2009	Six Month Period Ended July 31, 2008

Balance, beginning of period	$ 18,691,107	$ 13,593,303	$ 17,606,430	$ 12,792,612

Deferred exploration costs
Additions
Amortization	297	423	593	846
Geological and geophysical	-	-	-	246
Supplies and camp	4,500	4,500	9,000	9,000
Community consultation
Geological and geophysical	130	17	700	279
Promotion and education	-	-	-	720
Sub-contracts and labour	10,931	6,412	27,169	24,752
Supplies and general	3	-	3	23
Travel	444	-	1,012	2,079
Environmental
Assays	2,875	3,533	6,171	6,885
Geological and geophysical	40,695	65,683	57,362	212,390
Promotion and education	480	-	480	-
Sub-contracts and labour	-	17,029	934	33,218
Supplies and general	4,285	10,210	4,285	10,210
Travel	2,925	-	3,608	-
Marketing
Sub-contracts and labour	-	1,600	-	1,600
Metallurgical
Geological and geophysical	3,393	118,004	(25,408)	123,190
Sub-contracts and labour	-	-	-	4,800
Travel	-	-	-	188
Scoping/Feasibility study
Assays	531	-	531	-
Geological and geophysical	661,859	579,515	1,631,666	1,058,061
Sub-contracts and labour	147,300	86,265	244,212	174,881
Supplies and general	30,414	16,326	30,662	31,523
Travel	15,120	12,822	17,879	28,139

Total deferred exploration costs for the period	$ 926,182	$ 922,339	$ 2,010,859	$ 1,723,030

Balance, end of period	$ 19,617,289	$ 14,515,642	$19,617,289	$ 14,515,642

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

July 31, 2009
Trailers	$ 25,000	$ 24,825	$ 175
Automobile	12,840	9,658	3,182
Office furniture and equipment	50,528	41,080	9,448
Computer equipment	83,486	58,140	25,346

	$ 171,854	$ 133,703	$ 38,151

	Cost	Accumulated Amortization	Net Book Value

January 31, 2009
Trailers	$ 25,000	$ 24,794	$ 206
Automobile	12,840	9,096	3,744
Office furniture and equipment	50,528	40,030	10,498
Computer equipment	66,448	53,391	13,057

	$ 154,816	$ 127,311	$ 27,505

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital Stock and contributed surplus transactions are summarized as follows:

	Number of Shares	Capital Stock Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2008	10,103,839	37,795,014	-	2,368,422	(17,325,760)	22,837,676
Exercise of stock options	101,250	406,562	-	-	-	406,562
Exercise of warrants	1,195,200	5,976,150	-	-	-	5,976,150
Stock-based compensation	-	80,359	-	1,657,766	-	1,738,125
Loss for the year	-	-	-	-	(2,229,730)	(2,229,730)

Balance, January 31, 2009	11,400,289	44,258,085	-	4,026,188	(19,555,490)	28,728,783
Exercise of stock options	-	-	-	-	-	-
Exercise of warrants	-	-	-	-	-	-
Stock-based compensation	-	-	-	734,623	-	734,623
Loss for the period	-	-	-	-	(1,259,369)	(1,259,369)

Balance, July 31, 2009	11,400,289	$ 44,258,085	$ -	$ 4,760,811	$ (20,814,859)	$ 28,204,037

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

During the fiscal year ended January 31, 2004, the Company adopted a fixed stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 5 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

Stock option transactions are summarized as follows:

	for the six months ended
	July 31, 2009		July 31, 2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,065,357	$ 7.08	1,564,077	$ 6.60
Granted	190,000	5.75	617,530	7.81
Cancelled	-	-	-	-
Exercised	-	-	(101,250)	4.02
Expired	-	-	-	-

Outstanding, end of period	2,255,357	$ 6.97	2,080,357	$ 7.08

Options exercisable, end of period	1,857,533	$ 6.98	1,352,458	$ 6.27

Weighted average fair value per option granted		$ 2.88		$ 3.60

Weighted average remaining life of outstanding options granted in years		2.64		2.76

The following stock options were outstanding at July 31, 2009:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

240,000	240,000	3.87	October 13, 2009
360,000	360,000	4.00	October 4, 2010
90,000	90,000	6.20	April 20, 2011
196,000	196,000	5.25	June 27, 2011
100,000	100,000	7.00	November 29, 2011
330,000	330,000	11.00	July 3, 2012
131,827	131,827	11.55	July 30, 2012
617,530	385,956	7.81	June 23, 2013
190,000	23,750	5.75	July 13, 2014

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The fair value of stock options granted during the period ended July 31, 2009 was $545,717 (2008 – $2,222,637) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the period ended July 31, 2009 was $734,623 (2008 – $862,810) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

July 13, 2009

Risk-free interest rate	1.89%
Expected life of options	3 years
Annualized volatility	75.52%
Dividends	0.00%

Warrants

Warrant transactions are summarized as follows:

	for the six months ended
	April 30, 2009		July 31, 2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of period	-	$ -	1,286,500	$ 5.07
Issued	-	-	-	-
Exercised	-	-	(1,195,200)	5.00
Expired	-	-	(91,300)	6.00

Outstanding, end of period	-	$ -	0	$ 0.00

No share purchase warrants were outstanding and exercisable at July 31, 2009.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

9.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		for the six months ended
		July 31, 2009		July 31, 2008
Paid to a:		Amounts paid or payable	Owed at end of period	Amounts paid or payable	Owed at end of period

director for investor relations		$ 71,349	$ 5,871	$ 60,222	$ 5,434
director for investor relations		66,000	16,540	66,000	11,787
director for consulting services	(a)	68,000	4,386	40,500	4,450
spouse of a director	(b)	780	-	12,610	802
officer of the company	(c)	15,023	2,307	16,785	5,312
owed to a director for expenses		-	4,668	-	-

		$ 221,152	$ 33,772	$ 196,117	$ 27,785

a)

for project management services which have been capitalized to subcontracts on the Morrison claims

b)

for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

c)

for accounting and management services.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the period ended July 31, 2009 were as follows:

a)

The Company recorded $888,573 of deferred exploration expense as accounts payable and $8,636 of deferred exploration expense as owing to related parties.

b)

The Company recorded $593 amortization expense on property and equipment as deferred exploration costs.

The significant non-cash transactions for the period ended July 31, 2008 were as follows:

a)

The Company recorded $762,988 of deferred exploration expense as accounts payable and $6,688 of deferred exploration expense as owing to related parties.

b)

The Company recorded $846 of amortization expense on property and equipment as deferred exploration costs.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

11.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at July 31, 2009 and 2008, the Company’s assets are all located in Canada (Notes 5 and 7).

12.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, receivables and deposits, and accounts payable and accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Goods and Services Tax input tax credits and accrued interest. Accordingly, the Company views credit risk on accounts receivable as minimal.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at July 31, 2009, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

12.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d…)

(c)  Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i) Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii) Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii) Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

13.

CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure.

The Company considers its capital structure to include working capital and shareholders' equity.  The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the development of its mineral properties, the Company monitors expenditures on a monthly basis which are reviewed and periodically approved by the Company's Board of Directors.

To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties.

The Company's investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less which can be liquidated at any time without penalties.

The Company is not subject to externally imposed capital requirements. There has been no change in the Company's approach to capital management during the period ended July 31, 2009

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

14.

CONTINGENCY

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 5) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleged was of no further force and effect and sought the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also included a claim for the return of the Morrison property.  During the fiscal year ended January 31, 2009, the Company was advised that the application by the optionors of the Hearne Hill property to include the Company’s Morrison property as part of their claim had been dismissed by the Supreme Court of British Columbia.  The Company had accrued a total of $200,000 as payable in regards to Hearne Hill.  The accrued liability has been reversed and a recovery was recorded on the statement of operations for the year ended January 31, 2009.  During the quarter ended April 30, 2009, the Company announced that a settlement had been reached with certain optionors of mineral claims in the Hearne Hill area, who had commenced an action against the Company in the BC Supreme Court in April 2006.  Pursuant to the settlement, the Company will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

15.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company has not issued any common shares or announced any private placements.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	July 31, 2009			January 31, 2009
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 4,576,545	$ -	$ 4,576,545	$ 7,181,035	$ -	$ 7,181,035
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	19,617,289	(19,617,289)	-	17,606,430	(17,606,430)	-
Property and equipment	38,151	-	38,151	27,505	-	27,505
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$ 29,183,085	$ (19,757,289)	$ 9,425,796	$ 29,766,070	$ (17,746,430)	$ 12,019,640

Current liabilities	$ 979,048	$ -	$ 979,048	$ 1,037,287	$ -	$ 1,037,287
Shareholders' equity	28,204,037	(19,757,289)	8,446,748	28,728,783	(17,746,430)	10,982,353

	$ 29,183,085	$ (19,757,289)	$ 9,425,796	$ 29,766,070	$ (17,746,430)	$ 12,019,640

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month Period Ended July 31, 2009	Three Month Period Ended July 31, 2009	Six Month Period Ended July 31, 2009	Six Month Period Ended July 31, 2008

Loss for the period, Canadian GAAP	$ (533,944)	$ (679,829)	$ (1,259,369)	$ (1,211,373)
Adjustments:
Mineral property interests	-	-	-	-
Deferred exploration costs	(926,182)	(922,339)	(2,010,859)	(1,723,030)

Loss for the period, United States GAAP	$ (1,460,126)	$ (1,602,168)	$ (3,270,228)	$ (2,934,403)

Basic and diluted loss per common share, United States GAAP	$ (0.13)	$ (0.14)	$ (0.29)	$ (0.28)

Weighted average number of common shares outstanding, United States GAAP	11,400,289	11,065,874	11,400,289	10,659,884

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month Period Ended July 31, 2009	Three Month Period Ended July 31, 2008	Six Month Period Ended July 31, 2009	Six Month Period Ended July 31, 2008

Net cash used in operating activities,
Canadian GAAP	$ (197,309)	$ (149,292)	$ (556,445)	$ (389,072)
Amortization	297	423	593	846
Mineral property interests and deferred exploration costs (net of recovery)	(588,796)	(825,871)	(2,020,968)	(1,284,837)
Exploration advances	-	-	-	-

Net cash used in operating activities, United States GAAP	(785,808)	(974,740)	(2,576,820)	(1,673,063)

Net cash provided by financing activities, Canadian GAAP and United States GAAP	-	2,790,999	-	6,382,712

Net cash used in investing activities, Canadian GAAP	(603,907)	(828,016)	(2,037,413)	(1,288,365)
Mineral property interests and deferred exploration costs (net of recovery)	588,499	825,448	2,020,375	1,283,991

Net cash used in investing activities, United States GAAP	(15,408)	(2,568)	(17,038)	(4,374)

Change in cash during the period	(801,216)	1,813,691	(2,593,858)	4,705,275

Cash, beginning of period	5,235,037	8,391,880	7,027,679	5,500,296

Cash, end of period	$ 4,433,821	$10,205,571	$ 4,433,821	$10,205,571

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Stock-based compensation

Under United States GAAP, effective February 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach.  The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company adopted the fair value method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation” on February 1, 2003.  The Company’s results for the year ended January 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on February 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the periods ended July 31, 2009, and 2008.

Amortization of property equipment, vehicles and furniture

Under Canadian GAAP, the Company capitalizes the depreciation on fixed assets purchased for exploration work as part of the deferred exploration expenditures.  As this is a non-cash item, it is excluded from the cash flow in regards to the Investing activities.  Under United States GAAP, deferred exploration costs are expensed as incurred and therefore, the amortization on the property equipment, vehicles and furniture is shown as an operating activity, not an investing activity.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008.  The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SIX MONTH PERIOD ENDED JULY 31, 2009

17.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian pronouncements

Convergence with International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada and the expected convergence with International Financial Reporting Standards (“IFRS”) by the end of 2011.  On February 13, 2008 the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS).  The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

Goodwill and lntangible Assets

The ClCA Issued Handbook Section 3064, "Goodwill and lntangible Assets", which will replace Section 3062, "Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently assessing the impact of this new accounting standard on its financial statements.

United States pronouncements

(i)  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to partially defer FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FSP 157-2 defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FAS 157 as it relates to non-financial assets and liabilities.

(ii)  In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact the adoption of FAS FSP 142-3 will have on our financial statements.

 (iii) In June 2008, the FASB ratified FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, “Earnings per Share” (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and shall be applied retrospectively to all prior periods.  We are currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.